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Report of Independent Accountants

The Board of Directors
Waterfield Mortgage Company, Incorporated

We have examined management's assertion, included in the accompanying report titled Report of Management, that Waterfield Mortgage Company, Incorporated (the Company) complied with the minimum servicing standards set forth in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers . (USAP) during the year ended December 31, 2001. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertions about the Company's compliance based on our examination.

Our examination was made in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, management's assertion, that the Company complied with the aforementioned requirements during the year ended December 31, 2001, is fairly stated, in all material respects. This report is intended solely for the information and use of the Company's management, the Board of Directors, the Federal Home Loan Mortage Corporation, the Federal National Mortgage Association, the Government National Mortgage Association, and the Company's private investors and is not intended to be and should not be used by anyone other than these specified parties.

February 15, 2002

/s/ Ernst & Young LLP
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Ernst & Young LLP is a member of Ernst & Young International, Ltd.